

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

December 23, 2009

By U.S. Mail and Facsimile

Mr. William C. McCartney
Chief Financial Officer
Watts Water Technologies, Inc.
815 Chestnut Street
North Andover, MA 01845

> **Re: Watts Water Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 29, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 28, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 27, 2009**
> **File No. 001-11499**

Dear Mr. McCartney:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

1.   We note the disclosure in the introductory paragraph. In future filings, please delete the word "will" from the list of forward looking terminology, as it does not constitute forward-looking terminology, but rather provides assurances of future performance. Please also comply with this comment with respect to the introductory paragraph under "Item 1A. Risk Factors" in your future Forms 10-Q.

Raw Materials, page 5

2.   In future filings, please expand your disclosure in this section to discuss the sources and availability of your raw materials. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Backlog, page 7

3.   In future filings, please expand your disclosure in this section to provide an indication of the portion of your backlog that is not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 38

4.   Please revise future filings to include a more specific and comprehensive discussion of the terms of the significant financial covenants within your revolving credit facility and note agreements. In addition, please revise future filings to also present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Application of Critical Accounting Policies and Key Estimates, page 42
Goodwill and Other Intangibles, page 43

5.   To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A description of the assumptions that drive the estimated fair value.
- A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted

cash flow model that deviate from your historical results, please include a discussion of these assumptions.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Exhibit Index

6.   We note the credit agreement filed as exhibit 10.28 to the Form 10-K. It does not appear that you have filed on EGDAR the exhibits or schedules to this agreement. Please file the complete version of this agreement, including all schedules and exhibits, in your next Exchange Act filing or tell us when the exhibits and schedules were filed on EGDAR.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or Andrew Schoeffler, Senior Counsel, at (202) 551-3748, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant